Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Three month ended	Year Ended December 31
	March 31, 2008	2007	2006	2005	2004	2003
Earnings:
Earnings (loss) before income taxes and net earnings in equity affiliates	$154	1,212	$928	$860	$918	$714
Plus:
Fixed charges exclusive of capitalized interest	86	149	130	122	125	145
Amortization of capitalized interest	2	7	8	9	10	10
Adjustments for equity affiliates	—	20	16	19	5	2

Total	$242	$1,388	$1,082	$1,010	$1,058	$871

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$66	93	$83	$81	$90	$107
Rentals – portion representative of interest	20	56	47	41	35	38

Fixed charges exclusive of capitalized interest	86	149	130	122	125	145
Capitalized interest	1	11	7	5	3	3

Total	$87	$160	$137	$127	$128	$148

Ratio of earnings to fixed charges	2.8	8.7	7.9	8.0	8.3	5.9

The financial information of all prior periods has been reclassified to reflect discontinued operations.